Report of Voting Results
(Section 11.3 of National Instrument 51-102)

The annual general and special meeting of shareholders of Silver Standard Resources Inc. (the "Company") was held June 15, 2004 at 2:00 p.m. in Vancouver, B.C.

Represented at the meeting in person or by proxy were 368 shareholders holding 33,665,885 common shares representing 70.81% of the issued and outstanding capital.

The following briefly describes the matters voted on and the outcome of the votes at the meeting.

Election of Directors - All five current board members standing for re-election were approved. They are: R.E. Gordon Davis, David L. Johnston, Catherine McLeod-Seltzer, William Meyer, and Robert A. Quartermain.

Appointment of Auditors — PricewaterhouseCoopers LLP was appointed the Company’s independent auditors and the directors were authorized to fix the remuneration of the auditors. Coopers and Lybrand, prior to its merger with Price Waterhouse, were first appointed auditors of Silver Standard Resources in 1989.

Stock Option Plan — Shareholders also approved Silver Standard’s 2003 Stock Option Plan, adopted by the company’s board of directors on April 4, 2003. The 2003 Stock Option Plan, which complies with or exceeds the requirements of the TSX Venture Exchange, reserves a maximum of 8% of the Company’s issued and outstanding shares for issuance on exercise of stock options. Silver Standard currently has stock options outstanding to acquire less than 4% of issued and outstanding shares.

Ratification of Acts and Proceedings — Shareholders ratified all acts and proceedings of the directors since the last annual general meeting.

SILVER STANDARD RESOURCES INC.

/s/ Linda J. Sue ________________________ Linda J. Sue Corporate Secretary

Dated: June 17, 2004